Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 15 DATED APRIL 2, 2013
TO THE PROSPECTUS DATED AUGUST 23, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 23, 2012, Supplement No. 12 dated February 28, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 13 dated March 1, 2013 and Supplement No. 14 dated March 13, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	a recent real property investment;
(3)	potential real property investments;
(4)	updates to our historical net asset value per share information;
(5)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Annual Report on Form 10-K filed on March 28, 2013; and

(6)
our consolidated financial statements and the notes thereto as of December 31, 2012 and 2011, and for the years then ended and for the period from July 27, 2010 to December 31, 2010, as included in our Annual Report on Form 10-K, filed on March 28, 2013.

Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. During the month of March 2013, we accepted investors’ subscriptions for, and issued, approximately 303,084 shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $4.9 million. As of March 31, 2013, we had accepted investors’ subscriptions for, and issued, approximately 1.8 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $27.6 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of March 31, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the subsection of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus.
Description of Real Estate Investments
As of March 31, 2013, our investment portfolio consisted of 13 properties located in nine states, consisting of 248,763 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property in March 2013, which is listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Dollar General — Independence, MO	Discount Store	1	Dolgencorp, LLC	9,002	$1,417,808

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 83 of the prospectus.
Real Property Investments
As of March 31, 2013, we, through separate wholly-owned limited liability companies, owned 13 properties located in nine states, consisting of 248,763 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties were acquired through the use of proceeds from our initial public offering and proceeds from our line of credit. We acquired one property in March 2013, which is listed below:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Dollar General — Independence, MO	March 15, 2013	2012	$1,417,808	7.30%	7.37%	100%

(1)	Purchase price does not include acquisition related expenses.

(2)
Initial yield is calculated as the effective annualized rental income for the in-place lease at the respective property divided by the property purchase price, exclusive of acquisition related expenses. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent concessions or abatements, if any, for the in-place lease over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition related expenses. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenant of the property listed above:

		Total	% of Total		Effective		Effective
		Square	Rentable		Annual		Base Rent
	Major	Feet	Square	Renewal	Base		per Square
Property	Tenants (1)	Leased	Feet	Options (2)	Rent (3)		Foot (3)	Lease Term (4)
Dollar General — Independence, MO	Dolgencorp, LLC	9,002	100%	4/5 yr.	$103,500	(5)	$11.50	3/15/2013	-	1/31/2028

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.

(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term, assuming no renewals are exercised. These tenants are subject to long-term double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease increases on February 1, 2023 by 3% of the then-current annual base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of March 31, 2013 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	1	3,400	84,971	3%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	3	17,220	280,305	9%
2023	3	39,697	607,879	20%
Thereafter	11	188,446	2,040,941	68%
	18	248,763	$3,014,096	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis of the acquired property described in this prospectus supplement is approximately $1.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis of this property is estimated, as of March 31, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
Dollar General — Independence, MO	$1,139,918
We currently have no plan for any renovations, improvements or development of the property listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring either of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisition. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Fees Paid to Sponsor (1)
Dollar General — St. Joseph, MO	April 2013	$1,435,616	$—
FedEx Ground — Elko, NV	April 2013	$2,724,000	$—

(1)
We will not pay our advisor any acquisition fees in connection with the potential property acquisitions. However, we will reimburse our advisor for certain expenses related to the potential acquisitions, which cannot be determined at this time.

The potential property acquisitions are subject to net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property	Number of Tenants	Tenants	Rentable Square Feet	Physical Occupancy
Dollar General — St. Joseph, MO	1	Dolgencorp, LLC	9,026	100%
FedEx Ground — Elko, NV	1	FedEx Ground Package Systems, Inc.	11,482	100%
The table below provides leasing information for the major tenants at the potential properties:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Dollar General — St. Joseph, MO	Dolgencorp, LLC	4/5 yr.	$104,800	(4)	$11.61	2/23/13	-	2/29/28
FedEx Ground — Elko, NV	FedEx Ground Package Systems, Inc.	2/5 yr.	$193,401		$16.84	11/15/12	-	11/30/22

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Represents the lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.

(4)	The annual base rent under the lease increases on March 1, 2023 by 3% of the then-current annual base rent.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our credit facility. We may use the properties as collateral in future financings.
Update to historical NAV per share
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Valuation Policies — Calculation of Our NAV Per Share — Historical NAV per share” beginning on page 96 of the prospectus:
The table below provides the components of our net asset value (“NAV”), as determined by State Street Bank and Trust Company, our fund accountant (“State Street”), and the computation of NAV per share as of December 31, 2012 and September 30, 2012. Our NAV per share is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav. Our NAV is not prepared in accordance with Generally Accepted Accounting Principles (“GAAP”). Investors should refer to our financial statements and accompanying footnotes and disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in the accompanying prospectus, as supplemented, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the accompanying prospectus, as supplemented.(1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair
Value Measurements and Disclosures.(2) Our NAV is not audited or reviewed by our independent registered public accounting firm.

As of
December 31, 2012
(unaudited)
Newly Acquired Real Estate Properties (3)	$1,911,268
Operating Real Estate Properties (4)	32,180,000
Total Real Estate Properties	34,091,268
Real Estate Related Securities and Real Estate Related Assets	—
Acquisition Expenses and Deferred Financing Costs	703,407
Cash, Marketable Securities and Other Assets	1,122,797
Total Assets	35,917,472
Newly Incurred Debt (5)	200,000
Outstanding Debt (6)	20,440,300
Accrued Liabilities	555,600
Total Liabilities	21,195,900
NAV	$14,721,572
Number of Shares of Common Stock Issued and Outstanding	914,037
NAV Per Share (7)	$16.11

As of
September 30, 2012
(unaudited)
Newly Acquired Real Estate Properties (3)	$—
Operating Real Estate Properties (4)	31,780,000
Total Real Estate Properties	31,780,000
Real Estate Related Securities and Real Estate Related Assets	—
Acquisition Expenses and Deferred Financing Costs	751,177
Cash, Marketable Securities and Other Assets	787,617
Total Assets	33,318,794
Newly Incurred Debt (5)	—
Outstanding Debt (6)	21,440,300
Accrued Liabilities	371,277
Total Liabilities	21,811,577
NAV	$11,507,217
Number of Shares of Common Stock Issued and Outstanding	727,613
NAV Per Share (7)	$15.82

(1)
Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. For NAV purposes, our real estate properties and real estate related liabilities are valued by CBRE, Inc. (“CBRE”), our independent valuation expert, on a rolling quarterly basis once the investment or liability has been held for one full calendar quarter. CBRE does not prepare and is not responsible for our NAV or our daily NAV per share. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.

(2)
No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry practices for valuing private real estate funds, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’ methodologies or assumptions.

(3)
This amount represents the estimated value of our newly acquired real estate properties and capital expenditures, which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, and thereafter will be valued by our independent valuation expert.

(4)
This amount represents the sum of the estimated values of each of our operating real estate properties, excluding newly acquired real estate properties which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, contained in the individual property appraisal reports provided by CBRE. After a property valuation is performed by CBRE, it provides its appraisal report to us and to State Street, and State Street adds all the property values from all of the appraisal reports it has received from CBRE to arrive at the total estimated value of our operating real estate properties. CBRE does not prepare, and is not responsible for, our daily NAV per share or for calculating the total estimated value of our operating real estate properties.

(5)
This amount represents the estimated value of our newly incurred real estate-related liabilities, which are valued at cost until the loan has been outstanding for one full calendar quarter following the quarter we enter into the loan, and thereafter will be valued by CBRE. This amount also includes amounts drawn on our line of credit subsequent to valuation by CBRE.

(6)
This amount represents the estimated value of our commercial real estate-related liabilities contained in the fair value analysis provided by CBRE. After a loan valuation is performed by CBRE, it provides its fair value analysis to us and State Street, who compiles the estimated value of our real estate-related liabilities. CBRE does not prepare, and is not responsible for, our daily NAV per share or for calculating the total estimated value of our debt.

(7)
See “Risk Factors” in the accompanying prospectus, as supplemented, for the limitations and risks associated with our NAV per share, including the risk that the components of NAV and the methodologies used by us and State Street in the discharge of our or their respective responsibilities in connection with it may differ from those used by other companies now or in the future.

In the preparation of individual appraisal reports, CBRE primarily applied an income capitalization approach and relied on modeling assumptions to estimate the value of our operating real estate properties. Key assumptions, as of December 31, 2012, which vary from property to property, market to market and period to period, include capitalization rates (ranging from 6.75% to 8.00%), annual market rent growth rates (ranging from 2.50% to 3.00%), and a ten-year holding period. Changes in these assumptions would impact the calculation of the value of our real estate assets.  For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to increase by $1.1 million in the aggregate as of December 31, 2012. This is only a mathematical illustration and is not intended to qualify the values reflected above. See “Risk Factors” and “Valuation Policies” in the accompanying prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating real estate properties.
In the preparation of our loan valuation report, CBRE compared our current contract loan terms to market loan terms and calculated the present value of the projected contract payments discounted by a market-based interest rate. Interest rate estimates are based on a variety of factors including the duration of the loan term, loan-to-value ratio, debt coverage ratio requirements, real estate location, as well as other risk-related factors such as the tenants’ credit profile. A change in the estimated interest rate would impact the calculation of the value of our outstanding debt.  For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied interest rate of 0.25% would cause the total estimated value of our outstanding debt to increase by $97,000 in the aggregate, using a discounted cash flow approach as of December 31, 2012. This is only a mathematical illustration and is not intended to qualify the value reflected above. See “Risk Factors” and “Valuation Policies” in the accompanying prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating debt.
The following table provides our NAV per share for each quarter following the commencement of our operations:

Date	NAV Per Share
12/31/2011	$14.99
3/31/2012	$15.00
6/30/2012	$15.75
9/30/2012	$15.82
12/31/2012	$16.11

The following is a list of the NAV per share on each business day for the month of March 2013:

Date	NAV Per Share	Date	NAV Per Share
March 1, 2013	$16.31	March 15, 2013	$16.29
March 4, 2013	$16.31	March 18, 2013	$16.29
March 5, 2013	$16.31	March 19, 2013	$16.29
March 6, 2013	$16.30	March 20, 2013	$16.29
March 7, 2013	$16.30	March 21, 2013	$16.29
March 8, 2013	$16.30	March 22, 2013	$16.29
March 11, 2013	$16.30	March 25, 2013	$16.28
March 12, 2013	$16.30	March 26, 2013	$16.31
March 13, 2013	$16.30	March 27, 2013	$16.32
March 14, 2013	$16.29	March 28, 2013	$16.31
This NAV per share is the price at which we sold our shares pursuant to purchase orders, and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions are made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” in the current prospectus as supplemented, for important information about how NAV is determined. Our NAV per share, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Neither the United States Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Annual Report on Form 10-K for the year ended December 31, 2012. Unless otherwise defined in this supplement, capitalized terms are defined in such Annual Report.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere in this prospectus supplement.
Overview
We were formed on July 27, 2010, to acquire and operate a diversified portfolio of (1) necessity retail, office and industrial properties that are anchored by creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate securities. We commenced our principal operations on December 7, 2011, when we issued the initial $10,000,000 in shares of our common stock in the Offering and acquired our first real estate property. We have no paid employees and are externally advised and managed by Cole Advisors, our advisor. We intend to elect to qualify as a REIT for federal income tax purposes beginning with the year ending December 31, 2012.
As of December 31, 2012, we owned ten properties located in eight states, comprising 225,041 rentable square feet of commercial space including square feet of buildings which are on land subject to ground leases. Our operating results and cash flows are primarily influenced by rental income from our commercial properties and interest expense on our property indebtedness. Rental and other property income accounted for 94% and 96% our total revenue for the years ended December 31, 2012 and 2011, respectively. As 100% of our rentable square feet was under lease as of December 31, 2012, with a weighted average remaining lease term of 15.9 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports (if any) on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant’s credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
As of December 31, 2012, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets, net of gross intangible lease liabilities, was 63%, and all of our debt was subject to variable interest rates. Should we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings, or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with future property acquisitions or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing for future acquisitions or refinancing, our results of operations may be adversely affected.

Recent Market Conditions
Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Since 2010, the volume of mortgage lending for commercial real estate has been increasing and lending terms have improved and they continue to improve; however, such lending activity continues to be significantly less than previous levels. Although lending market conditions have improved, certain factors continue to negatively affect the lending environment, including the sovereign credit issues of certain countries in the European Union. We may experience stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. For properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.
The economic downturn led to high unemployment rates and a decline in consumer spending. These economic trends have adversely impacted the real estate markets by causing higher tenant vacancies, declining rental rates and declining property values. In 2011 and 2012, the economy improved and continues to show signs of recovery. Additionally, the real estate markets have experienced an improvement in property values, occupancy and rental rates; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As of December 31, 2012, 100% of our rentable square feet was under lease. However, if the recent improvements in economic conditions do not continue, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, Cole Advisors will actively seek to lease our vacant space, however, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.
Application of Critical Accounting Policies
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.
The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.
Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of our assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related assets may not be recoverable. Impairment indicators that we consider include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, we assess the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, we will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2012 and 2011.
When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.
When a real estate asset is identified by us as held for sale, we will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in our opinion, the fair value, net of selling costs, of the asset is less than the carrying value of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2012 or 2011.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, we allocate the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. We utilize independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). We obtain an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to us, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by us in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in our allocation decisions other than providing this market information.
The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not we expect a tenant to execute a bargain renewal option, we evaluate economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, our relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

We will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of our purchase price, which could impact our results of operations.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. We record rental income for the full term of each lease on a straight-line basis. When we acquire a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of determining this calculation. We defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
Income Taxes
We intend to qualify and make an election to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ending December 31, 2012. If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders, and so long as we distribute at least 90% of our taxable income (excluding net capital gains and computed without regard to the dividends paid deduction). REITs are subject to a number of other organizational and operational requirements. Even if we maintain our qualification to be taxed as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.
Results of Operations
On December 7, 2011, we commenced our principal operations and as of December 31, 2012, we owned ten commercial properties, including nine single tenant, freestanding commercial properties and one multi-tenant retail center, of which 100% of the gross rentable square feet was under lease. Because we did not commence principal operations until December 7, 2011, comparative financial information is not presented for the period from July 27, 2010 (date of inception) to December 31, 2010 and for the year ended December 31, 2012 compared to the year ended December 31, 2011.
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table summarizes our real estate investment activity during the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Properties acquired	1	9
Approximate purchase price of acquired properties (in millions)	$1.8	$30.8
Approximate rentable square feet	12,466	212,575
Year Ended December 31, 2012:
Revenue for the year ended December 31, 2012 totaled $2.7 million. Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 94% of our total revenues during the year ended December 31, 2012. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $149,000 in tenant reimbursement income during the year ended December 31, 2012.
General and administrative expenses for the year ended December 31, 2012 totaled $890,000, primarily related to fees paid to our independent directors, fees for unused amounts under our Credit Facility, insurance, legal fees and accounting fees. For the year ended December 31, 2012, property operating expenses were $193,000, primarily related to property taxes, property insurance and repairs and maintenance. In addition, advisory expenses were $199,000 for the year ended December 31, 2012, related to advisory and performance fees earned by our advisor pursuant to our advisory agreement.

Acquisition related expenses for the year ended December 31, 2012 totaled $21,000, resulting from our acquisition of one property in November 2012. In addition, we recorded depreciation and amortization of $651,000 for the year ended December 31, 2012.
Our acquisitions have been financed with proceeds from our Offering and borrowings from our Credit Facility. During the year ended December 31, 2012, we incurred interest expense of $815,000, which included $177,000 in amortization of deferred financing costs. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets in accordance with our investment strategy.
Portfolio Information
Real Estate Portfolio
As of December 31, 2012, we owned ten commercial properties located in eight states, comprising 225,041 rentable square feet, including square feet of buildings which are on land subject to ground leases. As of December 31, 2012, these properties were 100% leased with a weighted average remaining lease term of 15.9 years.
As of December 31, 2012, our five highest tenant concentrations, based on annualized gross rental revenue, were as follows:

				Percentage of
	Total	Leased	2012	2012
	Number	Square	Gross Annualized	Gross Annualized
Tenant	of Leases	Feet (1)	Rental Revenue	Rental Revenue
Tractor Supply - home and garden	2	37,897	$561,060	21%
CVS - drugstore	3	31,753	559,000	21%
Walgreens - drugstore	2	30,075	557,624	21%
Kohl’s - department store	1	89,705	227,678	8%
JPMorgan Chase - financial services	1	4,600	180,414	7%
	9	194,030	$2,085,776	78%

(1) Including square feet of the buildings on land that is subject to ground leases.
As of December 31, 2012, our five highest tenant industry concentrations, based on gross annualized rental revenue, were as follows:

				Percentage of
	Total	Leased	2012	2012
	Number	Square	Gross Annualized	Gross Annualized
Industry	of Leases	Feet (1)	Rental Revenue	Rental Revenue
Drugstore	5	61,828	$1,116,624	42%
Home and garden	2	37,897	561,060	21%
Department store	1	89,705	227,678	8%
Financial services	1	4,600	180,414	7%
Automotive	1	7,000	174,226	6%
	10	201,030	$2,260,002	84%

(1) Including square feet of the buildings on land that is subject to ground leases.
As of December 31, 2012, our five highest geographic concentrations, based on gross annualized rental revenue, were as follows:

				Percentage of
	Total	Rentable	2012	2012
	Number of	Square	Gross Annualized	Gross Annualized
Location	Properties	Feet (1)	Rental Revenue	Rental Revenue
Texas	3	135,556	$1,169,426	44%
North Carolina	1	14,550	362,050	14%
Georgia	1	19,097	300,785	11%
New Mexico	1	15,525	195,574	7%
Pennsylvania	1	10,125	176,000	7%
	7	194,853	$2,203,835	83%

(1) Including square feet of the buildings on land that is subject to ground leases.
Distributions
Our board of directors authorized a daily distribution, based on 366 days in the calendar year, of $0.002254099 per share and $0.002383836 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2012 and ending on September 30, 2012 and the period commencing on October 1, 2012 and ending on December 31, 2012, respectively. In addition, our board of directors authorized a daily distribution of $0.002429042 per share for stockholders of record as of the close of business on each day of the period commencing January 1, 2013 and ending on March 31, 2013.
During the year ended December 31, 2012, we paid distributions of $578,000, including $8,000 through the issuance of shares pursuant to our DRIP Offering. Our distributions for the year ended December 31, 2012 were fully funded by net cash provided by operating activities.
During the year ended December 31, 2011, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.002260274 per share for stockholders of record as of each day of the period commencing on December 8, 2011 and ending on December 31, 2011. Our distributions for this period were paid in January 2012 and funded by net cash provided by operating activities in 2012.
Share Redemptions
We have adopted a redemption plan to provide limited liquidity, whereby on a daily basis, stockholders may request that we redeem all or any portion of their shares. Our share redemption plan provides that, on each business day, stockholders may request that we redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share on any business day will be our NAV per share for that day, calculated by the fund accountant in accordance with our valuation policies.
Our share redemption plan includes certain redemption limits, including a quarterly limit and, in some cases, a stockholder by stockholder limit. As of December 31, 2012, the Company had not received any redemption requests or redeemed any share of its common stock. See Note 12 to our consolidated financial statements included in this prospectus supplement for additional terms of the share redemption program, including the share redemption plan limits.
We intend to fund share redemptions with available cash and proceeds from our liquid investments. We may, after taking the interests of our company as a whole, and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, including, but not limited to, proceeds from sales of additional shares, excess cash flow from operations, sales of our liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate-related assets. In an effort to have adequate cash available to support our redemption plan, we may determine to reserve borrowing capacity under a line of credit. We could then elect to borrow against this line of credit in part to redeem shares presented for redemption during periods when we do not have sufficient proceeds from the sale of shares in this continuous offering to fund all redemption requests.

Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate related investments, for the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and principal and interest on any current and any future indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations of our current and future investments. We expect to meet cash needs for acquisitions from the net proceeds of our Offering and from debt financings. The sources of our operating cash flows will primarily be driven by the rental income received from current and future leased properties. We expect to continue to raise capital through our Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions.
Our investment guidelines provide that we will target the following aggregate allocation to relatively liquid investments, such as U.S. government securities, agency securities, corporate debt, publicly traded debt and equity real estate-related securities, cash, cash equivalents and other short-term investments and, in our discretion, a line of credit (collectively, referred to as “Liquid Assets”): (1) 10% of our NAV up to $1 billion and (2) 5% of our NAV in excess of $1 billion. To the extent that we elect to maintain borrowing capacity under a line of credit, the amount available under the line of credit will be included in calculating our Liquid Assets under these guidelines. These are guidelines, and our stockholders should not expect that we will, at all times, hold liquid assets at or above the target levels or that all liquid assets will be available to satisfy redemption requests as we receive them. We anticipate that both our overall allocation to liquid assets as a percentage of our NAV and our allocation to different types of liquid assets will vary. In making these determinations our advisor will consider our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under a line of credit, if any, or from additional mortgages on our real estate, our receipt of proceeds from sales of assets, and the anticipated use of cash to fund redemptions, as well as the availability and pricing of different investments. The amount of Liquid Assets is determined by our advisor, in its sole discretion, but is subject to review by our independent directors on a quarterly basis.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for operating expenses, distributions and interest and principal on current and any future indebtedness. We expect to meet our short-term liquidity requirements through net cash provided by property operations and proceeds from the Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our expected future acquisitions.
We expect our operating cash flows to increase as additional properties are added to our portfolio. In accordance with the terms of our Credit Facility, as amended, the maximum amount available for borrowing decreased from 70% of the aggregate value allocated to each qualified property comprising the borrowing base to 65% on January 8, 2013. Assuming there is no change to the number or value of our borrowing base assets, we will be required to repay a total of $730,000 on our Credit Facility, as amended, within the next 12 months. Subsequent to December 31, 2012, we repaid $750,000 on our Credit Facility in accordance with the terms previously noted and added one property to our borrowing base, increasing the borrowing base under our Credit Facility to approximately $21.0 million. After we have acquired a substantial portfolio, we intend to further reduce our aggregate borrowings as a percentage of our real estate assets.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for property and other asset acquisitions and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders. We expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, secured or unsecured financings from banks and other lenders, any available capacity on our Credit Facility by the addition of properties to the borrowing base, proceeds from the sale of marketable securities and net cash flows provided by operations.
We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions are paid; however, we may use other sources to fund distributions as necessary. To the extent that cash flows from operations are lower due to lower than expected returns on the properties or we elect to retain cash flows from operations to make additional real estate investments or reduce our outstanding debt, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, for certain capital expenditures, for repayments of outstanding debt, or for any distributions to stockholders in excess of cash flows from operations. We expect to fund redemptions of shares with proceeds from the Offering, borrowings from our Credit Facility or proceeds from the sale of marketable securities.

As of December 31, 2012, we had received and accepted subscriptions for approximately 914,037 shares of common stock for gross proceeds of $13.9 million. As of December 31, 2012, CHC, owner of 680,000 shares of our common stock, is not permitted to redeem any of its shares until we have raised $100.0 million in the Offering. As of December 31, 2012, we had not received any redemption requests or redeemed any shares of our common stock.
As of December 31, 2012, we had $20.6 million of debt outstanding on our Credit Facility and $800,000 of available borrowings based on the current borrowing base. See Note 7 to our consolidated financial statements in this prospectus supplement for certain terms of the Credit Facility. Our contractual obligations as of December 31, 2012 were as follows:

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments - line of credit	$20,640,300	$731,450	$19,908,850	$—	$—
Interest payments - line of credit (2)	1,166,311	603,130	563,181	—	—
Total	$21,806,611	$1,334,580	$20,472,031	$—	$—

(1)	The table above does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	Payment obligations for the amount outstanding under the Credit Facility were calculated based on an interest rate of 2.97% in effect as of December 31, 2012.
Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before depreciation or other non-cash reserves) or fair market value of our gross assets, unless the excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report. As of December 31, 2012, our ratio of debt to total gross real estate assets net of gross intangible lease liabilities exceeded the 60% limitation, which was approved by our independent directors. The independent directors believed such borrowing levels were justified for the following reasons:

•	the borrowings enabled us to purchase our initial properties and earn rental income more quickly;

•
the property acquisitions were likely to increase the proceeds from the Offering by allowing us to show potential investors actual acquisitions, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital; and

•	based on expected equity sales at the time and certain terms in the Credit Facility, the higher leverage was likely to exceed the 60% limitation only for a limited period of time.
Cash Flow Analysis
Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011:
Operating Activities. Net cash provided by operating activities increased $744,000 to $675,000 for the year ended December 31, 2012, compared to net cash used in operating activities of $69,000 for the year ended December 31, 2011. The increase was primarily due to a decrease in net loss before non-cash adjustments for depreciation, amortization of intangibles, amortization of deferred financing costs and amortization of discounts on marketable securities of $1.1 million, resulting from a full year of operations in 2012. This increase was offset by a net decrease in working capital accounts of $345,000. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities decreased $26.6 million to $3.3 million for the year ended December 31, 2012, compared to $29.9 million for the year ended December 31, 2011. The decrease was primarily due to the acquisition of nine commercial properties during the year ended December 31, 2011. The Company completed one real estate acquisition of commercial property during the year ended December 31, 2012.

Financing Activities. Net cash provided by financing activities decreased $28.4 million to $2.5 million for the year ended December 31, 2012, compared to $30.9 million for the year ended December 31, 2011. During the year ended December 31, 2012, our loan activity resulted in net repayments of $800,000. During the year ended December 31, 2011, our loan activity resulted in net borrowings of $21.4 million. Additionally, the decrease in net cash provided by financing activities was due to $3.7 million from the issuance of common stock and $570,000 in distributions paid to investors during the year ended December 31, 2012, compared to $10.0 million from the issuance of common stock and no distributions paid to investors during the year ended December 31, 2011.
Election as a REIT
From the date of our formation and until the day following the date on which we issued shares to shareholders other than CHC, we were a qualified subchapter S subsidiary of CHC, and therefore were disregarded as an entity separate from CHC for U.S. federal income tax purposes. We intend to make an election under Section 856(c) of the Internal Revenue Code of 1986, as amended, to be taxed as a REIT, beginning with the taxable year ending December 31, 2012. To qualify as a REIT, we must meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. Accordingly, to the extent we meet the REIT qualifications, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).
If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. As such, no provision for federal income taxes has been made in our accompanying consolidated financial statements. We may be subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying consolidated financial statements.
Inflation
We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds. In addition, most of our leases require the tenant to pay all or a majority of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs. However, due to the long-term nature of leases for real property, such leases may not re-set frequently enough to adequately offset the effects of inflation.
Commitments and Contingencies
We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 9 to our consolidated financial statements in this prospectus supplement for further explanation.
Related-Party Transactions and Agreements
We have entered into agreements with Cole Advisors and its affiliates, whereby we agree to pay certain fees, or reimburse certain expenses of, Cole Advisors or its affiliates, primarily advisory and performance fees, organization and offering costs, dealer manager fees, and reimbursement of certain acquisition and operating costs. See Note 10 to our consolidated financial statements in this prospectus supplement for a further explanation of the various related-party transactions, agreements and fees.

Subsequent Events
Certain events occurred subsequent to December 31, 2012 through the filing date of this prospectus supplement. Refer to Note 16 to our consolidated financial statements in this prospectus supplement for further explanation. Such events include:
•Investment in real estate assets;
•Advisory agreement;
•Line of credit;
•Status of the Offering;
•Multiple class offering; and
•CCPT III/CHC Merger agreement.
Impact of Recent Accounting Pronouncements
Refer to Note 2 to our consolidated financial statements included in this prospectus supplement for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that will significantly impact our financial statements.
Off Balance Sheet Arrangements
As of December 31, 2012 and December 31, 2011, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

The prospectus is hereby supplemented with the following financial information, which is excerpted from Part IV – Item 15. “Exhibits, Financial Statement Schedules” in our Annual Report on Form 10-K for the year ended December 31, 2012.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements and Financial Statement Schedule	Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2012 and 2011	F-4
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012 and 2011	F-5
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2012 and 2011 and for the period from July 27, 2010 (Date of Inception) to December 31, 2010	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011 and for the period from July 27, 2010 (Date of Inception) to December 31, 2010	F-7
Notes to Consolidated Financial Statements	F-8
Schedule III - Real Estate Assets and Accumulated Depreciation	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Cole Real Estate Income Strategy (Daily NAV), Inc.
Phoenix, Arizona
We have audited the accompanying consolidated balance sheets of Cole Real Estate Income Strategy (Daily NAV), Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, the related consolidated statements of operations and comprehensive income (loss) for the years then ended, and the consolidated statements of stockholders’ equity and of cash flows for the years then ended and for the period from July 27, 2010 (date of inception) to December 31, 2010.  Our audits also included the financial statement schedule listed in the Index at Item 15.  These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cole Real Estate Income Strategy (Daily NAV), Inc. and subsidiaries as of December 31, 2012 and 2011, the results of their operations for the years then ended and their cash flows for the years then ended and for the period from July 27, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 27, 2013

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS
Investment in real estate assets:
Land	$12,765,587	$12,624,154
Buildings and improvements, less accumulated depreciation of $439,687 and $17,214, respectively	16,633,976	15,427,578
Acquired intangible lease assets, less accumulated amortization of $246,349 and $9,620, respectively	3,702,806	3,693,398
Total investment in real estate assets, net	33,102,369	31,745,130
Investment in marketable securities	227,393	—
Total investment in real estate assets and marketable securities, net	33,329,762	31,745,130
Cash and cash equivalents	997,676	1,134,899
Restricted cash	122,000	—
Rents and tenant receivables	309,873	40,414
Prepaid expenses and other assets	104,644	1,473
Deferred financing costs, less accumulated amortization of $189,210 and $11,734, respectively	345,283	507,168
Total assets	$35,209,238	$33,429,084
LIABILITIES AND STOCKHOLDERS’ EQUITY
Line of credit	$20,640,300	$21,440,300
Accounts payable and accrued expenses	373,384	128,727
Escrowed investor proceeds	122,000	—
Due to affiliates	335,109	1,085,314
Acquired below market lease intangibles, less accumulated amortization of $51,089 and $2,044, respectively	902,350	951,395
Distributions payable	65,294	36,888
Deferred rental income and other liabilities	120,049	118,931
Total liabilities	22,558,486	23,761,555
Commitments and contingencies
Redeemable common stock	3,770,340	—
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 914,037 and 680,000 shares issued and outstanding, respectively	9,140	6,800
Capital in excess of par value	10,009,803	10,114,513
Accumulated distributions in excess of earnings	(1,139,497)	(453,784)
Accumulated other comprehensive income	966	—
Total stockholders’ equity	8,880,412	9,667,529
Total liabilities and stockholders’ equity	$35,209,238	$33,429,084
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2012	December 31, 2011
Revenues:
Rental and other property income	$2,537,420	$148,800
Tenant reimbursement income	149,357	6,474
Interest income on marketable securities	950	—
Total revenues	2,687,727	155,274
Expenses:
General and administrative expenses	889,518	62,087
Property operating expenses	192,587	6,981
Advisory expenses	198,511	6,033
Acquisition related expenses	21,394	416,572
Depreciation	422,473	17,214
Amortization	228,066	9,259
Total operating expenses	1,952,549	518,146
Operating income (loss)	735,178	(362,872)
Other income (expense):
Gain on sale of marketable securities and other income	125	—
Interest expense	(815,052)	(54,024)
Net loss	$(79,749)	$(416,896)
Weighted average number of common shares outstanding:
Basic and diluted	722,190	57,169
Net loss per common share:
Basic and diluted	$(0.11)	$(7.29)
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31, 2012	December 31, 2011
Net loss	$(79,749)	$(416,896)
Other comprehensive income:
Reclassification of previous unrealized gain on marketable securities into net income	(141)	—
Unrealized gain on marketable securities	1,107	—
Total other comprehensive income	966	—
Comprehensive loss	$(78,783)	$(416,896)
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, July 27, 2010 (Date of Inception)	—	$—	$—	$—	$—	$—
Issuance of common stock to Cole Holdings Corporation	13,334	133	199,867	—	—	200,000
Balance, December 31, 2010	13,334	133	199,867	—	—	200,000
Issuance of common stock	666,666	6,667	9,993,333	—	—	10,000,000
Distributions to investors	—	—	—	(36,888)	—	(36,888)
Dealer manager fee	—	—	(3,687)	—	—	(3,687)
Other offering costs	—	—	(75,000)	—	—	(75,000)
Comprehensive loss	—	—	—	(416,896)	—	(416,896)
Balance, December 31, 2011	680,000	6,800	10,114,513	(453,784)	—	9,667,529
Issuance of common stock	234,037	2,340	3,727,228	—	—	3,729,568
Distributions to investors	—	—	—	(605,964)	—	(605,964)
Dealer manager fees	—	—	(33,628)	—	—	(33,628)
Other offering costs	—	—	(27,970)	—	—	(27,970)
Changes in redeemable common stock	—	—	(3,770,340)	—	—	(3,770,340)
Comprehensive loss	—	—	—	(79,749)	966	(78,783)
Balance, December 31, 2012	914,037	$9,140	$10,009,803	$(1,139,497)	$966	$8,880,412
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Period from July 27, 2010
	Year Ended		(Date of Inception) to
	December 31, 2012	December 31, 2011	December 31, 2010
Cash flows from operating activities:
Net loss	$(79,749)	$(416,896)	$—
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	422,473	17,214	—
Amortization of intangible lease assets and below market lease intangibles, net	187,684	7,576	—
Amortization of deferred financing costs	177,476	11,734	—
Amortization on marketable securities, net	713	—	—
Gain on sale of marketable securities	(108)	—	—
Changes in assets and liabilities:
Rents and tenant receivables	(269,459)	(40,414)	—
Prepaid expenses and other assets	(103,171)	(1,473)	—
Accounts payable and accrued expenses	244,657	128,727	—
Deferred rental income and other liabilities	1,118	118,931	—
Due to affiliates	93,197	105,314	—
Net cash provided by (used in) operating activities	674,831	(69,287)	—
Cash flows from investing activities:
Investment in real estate and related assets	(2,921,441)	(29,913,525)	—
Investment in marketable securities	(243,444)	—	—
Proceeds from sale of marketable securities	16,412	—	—
Change in restricted cash	(122,000)	—	—
Net cash used in investing activities	(3,270,473)	(29,913,525)	—
Cash flows from financing activities:
Proceeds from line of credit	1,675,000	21,440,300	—
Repayments of line of credit	(2,475,000)	—	—
Proceeds from issuance of common stock	3,722,043	10,000,000	200,000
Offering costs on issuance of common stock	—	(3,687)	—
Distributions to investors	(570,033)	—	—
Change in escrowed investor proceeds liability	122,000	—	—
Deferred financing costs paid	(15,591)	(518,902)	—
Net cash provided by financing activities	2,458,419	30,917,711	200,000
Net (decrease) increase in cash and cash equivalents	(137,223)	934,899	200,000
Cash and cash equivalents, beginning of year	1,134,899	200,000	—
Cash and cash equivalents, end of year	$997,676	$1,134,899	$200,000

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Accrued dealer manager fee and other offering costs	$136,598	$75,000	$—
Distributions declared and unpaid	$65,294	$36,888	$—
Common stock issued through distribution reinvestment plan	$7,525	$—	$—
Unrealized gain on marketable securities	$966	$—	$—
Accrued property escrow deposits due to affiliate	$—	$905,000	$—

Supplemental Cash Flow Disclosures:
Interest paid	$634,345	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATION AND BUSINESS
Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”) is a Maryland corporation that was formed on July 27, 2010. Substantially all of the Company’s business is conducted through Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP (“Cole OP”), a Delaware limited partnership. The Company is the sole general partner of, and owns, directly or indirectly, a 100% of the partnership interest in, Cole OP. The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2012. The Company is externally managed by Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (“Cole Advisors”), an affiliate of its sponsor.
On August 11, 2010, the Company sold $200,000 in shares of common stock to Cole Holdings Corporation (“CHC”), an affiliate of the Company’s sponsor. On December 6, 2011, pursuant to a registration statement filed on Form S-11 under the Securities Act of 1933, as amended (the “Registration Statement”), the Company commenced its initial public offering on a “best efforts” basis of $4,000,000,000 in shares of common stock (the “Offering”). Of this amount, the Company is offering $3,500,000,000 in shares in a primary offering and has reserved and is offering $500,000,000 in shares pursuant to a distribution reinvestment plan (the “DRIP”). Pursuant to the terms of the Offering, the Company was required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until the Company received subscriptions aggregating at least $10,000,000. On December 6, 2011, CHC deposited $10,000,000 for the purchase of shares of common stock in the offering into escrow. As a result, the Company satisfied the conditions of the escrow agreement and on December 7, 2011, the Company broke escrow and commenced principal operations.
The Company’s board of directors approved the initial offering price of $15.00, which was the purchase price of the Company’s shares during the escrow period. Now that the escrow period has concluded, the per share purchase price varies from day-to-day and, on each business day, is equal to the Company’s net asset value (“NAV”) divided by the number of shares outstanding as of the close of business on such day. The Company’s NAV per share is calculated daily as of the close of business by a fund accountant using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of daily distributions, and (4) estimates of daily accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. The NAV per share as of December 31, 2012 was $16.11. The Company’s NAV is not audited by its independent registered public accounting firm.
The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate-related securities. As of December 31, 2012, the Company owned ten commercial properties located in eight states, containing 225,041 rentable square feet of commercial space, including square feet of buildings which are on land subject to ground leases. As of December 31, 2012, these properties were 100% leased.
The Company is structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of filing for additional offerings, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time to the extent permissible under applicable law. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Consolidated results of operations for the period from July 27, 2010 (Date of Inception) through December 31, 2010 have not been presented because the Company had not begun principal operations and had no revenue or expense during such period.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2012 and 2011.
When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.
When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2012 or 2011.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.
Investment in Marketable Securities
Investment in marketable securities consists primarily of the Company’s investment in corporate and government debt securities. The Company determines the appropriate classification for debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 31, 2012, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying consolidated statements of operations in interest income on marketable securities along with interest and dividend income. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.
Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.
Restricted Cash and Escrows
Included in restricted cash were escrowed investor proceeds for which shares of common stock had not been issued as of December 31, 2012. As of December 31, 2011, the Company had no restricted cash.
Rents and Tenant Receivables
Rents and tenant receivables primarily includes amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy, if any, are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. The Company’s reported net income or loss is directly affected by management’s estimate of the collectability of accounts receivable. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables. As of December 31, 2012 and 2011, no balances were deemed uncollectible and no allowance was recorded.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets include expenses paid as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.
Deferred Financing Costs
Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. If a note payable is prepaid, any unamortized deferred financing costs related to the note payable would be expensed. Amortization of deferred financing costs was $177,000 and $12,000 for the years ended December 31, 2012 and 2011, respectively, and was recorded in interest expense in the consolidated statements of operations.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of determining this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Income Taxes
The Company intends to qualify and make an election to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2012. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it distributes at least 90% of its taxable income (excluding net capital gains and computed without regard to the dividends paid deduction). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification to be taxed as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Concentration of Credit Risk
As of December 31, 2012, the Company had cash on deposit at two financial institutions, none of which had deposits in excess of federally insured levels. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.
As of December 31, 2012, Tractor Supply Company, CVS Caremark Corporation and Walgreen Co. each accounted for 21% of the Company’s 2012 gross annualized rental revenues. Tenants in the drugstore industry and the home and garden industry accounted for 42% and 21%, respectively, of our 2012 gross annualized rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of December 31, 2012, three of the Company’s properties were located in Texas, one property was located in North Carolina and one property was located in Georgia, accounting for 44%, 14% and 11%, respectively, of the Company’s 2012 gross annualized rental revenues.
Offering and Related Costs
Cole Advisors funds all of the organization and offering costs associated with the sale of the Company’s common stock (excluding the dealer manager fee) and is reimbursed for such costs up to 0.75% of gross proceeds from the Offering. As of December 31, 2012, Cole Advisors has paid organization and offering costs in excess of the 0.75% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these costs may become payable to Cole Advisors.
Due to Affiliates
Cole Advisors and certain of its affiliates received, and will continue to receive fees, reimbursements and compensation in connection with services provided relating to the Offering and the acquisition, management, and performance of the Company’s assets. As of December 31, 2012 and 2011, $335,000 and $1.1 million, respectively, was due to Cole Advisors and its affiliates for such services, as discussed in Note 10 to these consolidated financial statements.
Stockholders’ Equity
As of December 31, 2012 and 2011, the Company was authorized to issue 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $0.01 per share. The par value of investor proceeds raised from the Offering is classified as common stock, with the remainder allocated to capital in excess of par value. The Company’s board of directors may amend the charter to authorize the issuance of additional shares of capital stock without obtaining stockholder approval.
Redeemable Common Stock
The Company has adopted a share redemption program that permits its stockholders to redeem their shares, which is subject to the limitations discussed in Note 12 to these consolidated financial statements. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets. Redeemable common stock is recorded at the greater of the carrying amount or redemption value each reporting period. Changes in the value from period to period are recorded as an adjustment to capital in excess of par.
As of December 31, 2012, CHC, owner of 680,000 shares of the Company’s common stock, is not permitted to redeem any of its shares until the Company has raised $100,000,000 in the Offering. As of December 31, 2012, the remaining outstanding shares were eligible for redemption and were recorded as redeemable common stock on the consolidated balance sheet, at the NAV per share, for a total of $3.8 million. No shares were eligible for redemption as of December 31, 2011.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Earnings Per Share
Earnings per share are calculated based on the weighted average number of common shares outstanding during each period presented. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2012 and 2011.
Reportable Segments
The Company’s operating segment consists of commercial properties, which include activities related to investing in real estate including retail properties. The commercial properties are geographically diversified throughout the United States and have similar economic characteristics. The Company evaluates operating performance on an overall portfolio level; therefore the Company’s properties are aggregated into one reportable segment.
Interest
Interest is charged to interest expense as it accrues. No interest costs were capitalized during the years ended December 31, 2012 and 2011.
Distributions Payable and Distribution Policy
In order to qualify as a REIT, the Company is required, among other things, to make distributions each taxable year equal to at least 90% of its taxable income, excluding capital gains. To the extent funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates.
The Company’s board of directors authorized a daily distribution, based on 366 days in the calendar year of $0.002254099 per share and $0.002383836 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2012 and ending on September 30, 2012 and the period commencing on October 1, 2012 and ending on December 31, 2012, respectively. As of December 31, 2012, the Company had distributions payable of $65,000. The distributions were paid in January 2013, of which $5,000 were reinvested in shares through the DRIP.
Recent Accounting Pronouncements
In June 2011, the U.S. Financial Accounting Standards Board issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income, which requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The Company elected to present two separate but consecutive statements herein.
NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents – The Company considers the carrying amounts of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.
Line of credit – The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the Company’s debt was $20.6 million and $21.4 million as of December 31, 2012 and December 31, 2011, which approximated the carrying value on such dates. The fair value of the Company’s debt is estimated using Level 2 inputs.
Marketable securities – The Company’s marketable securities are carried at fair value and are valued using Level 1 inputs. The estimated fair value of the Company’s marketable securities are based on quoted market prices that are readily and regularly available in an active market.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of December 31, 2012, there have been no transfers of financial assets or liabilities between levels.
NOTE 4 — REAL ESTATE ASSETS
2012 Property Acquisitions
During the year ended December 31, 2012, the Company acquired a 100% interest in one single tenant retail building for an aggregate purchase price of $1.8 million (the “2012 Acquisition”). The Company purchased the 2012 Acquisition with net proceeds from the Offering. The Company allocated the purchase price of the property to the fair value of the assets acquired. The following table summarizes the purchase price allocation:

December 31, 2012
Land	$141,433
Building and improvements	1,448,425
Acquired in-place leases	190,909
Total purchase price	$1,780,767
The Company recorded revenue of $11,000 and a net loss for the year ended December 31, 2012 of $17,000 related to the 2012 Acquisition. In addition, the Company recorded $21,000 of acquisition related expenses for the year ended December 31, 2012.
The following information summarizes selected financial information of the Company, as if the 2012 Acquisition was completed on January 1, 2011 for each period presented below. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the years ended December 31, 2012 and 2011:

	Year Ended
	December 31, 2012	December 31, 2011
Pro forma basis (unaudited):
Revenue	$2,806,000	$285,000
Net income (loss)	$15,000	$(360,000)

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2011 Property Acquisitions
During the year ended December 31, 2011, the Company acquired a 100% interest in nine commercial properties for an aggregate purchase price of $30.8 million (the “2011 Acquisitions”). The Company purchased the 2011 Acquisitions with a combination of net proceeds from the Offering and proceeds under its secured line of credit. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation:

December 31, 2011
Land	$12,624,154
Building and improvements	15,444,792
Acquired in-place leases	3,603,396
Acquired above-market leases	99,622
Acquired below-market leases	(953,439)
Total purchase price	$30,818,525
In connection with the Company’s 2011 acquisitions, the Company recorded a payable to Cole Advisors as of December 31, 2011 for $905,000 for property escrow deposits paid on the Company’s behalf. During the year ended December 31, 2012, the Company reimbursed Cole Advisors in full for such amounts.
The Company recorded revenue of $155,000 and a net loss for the year ended December 31, 2011 of $359,000 related to the 2011 Acquisitions. In addition, the Company recorded $417,000 of acquisition related expenses for the year ended December 31, 2011.
The following information summarizes selected financial information of the Company, as if the 2011 Acquisitions were all completed and the Company commenced material operations on July 27, 2010 (Date of Inception) for each period presented below.  The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the year ended December 31, 2011 and the period from July 27, 2010 (Date of Inception) to December 31, 2010:

		For the Period From
	Year Ended	July 27, 2010 to
	December 31, 2011	December 31, 2010
Pro forma basis (unaudited):
Revenue	$2,522,000	$1,069,000
Net income (loss)	$319,000	$(282,000)

The unaudited pro forma information for the year ended December 31, 2011 was adjusted to exclude $417,000 of acquisition costs related to the 2011 Acquisitions. These costs were recognized in the unaudited pro forma information for the period from July 27, 2010 (Date of Inception) to December 31, 2010. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of period presented, nor does it purport to represent the results of future operations.
NOTE 5 — ACQUIRED INTANGIBLE LEASE ASSETS
Acquired intangible lease assets consisted of the following:

	As of December 31,
	2012	2011
Acquired in-place leases, net of accumulated amortization of $237,325 and $9,259,
respectively (with a weighted average life of 16.9 and 18.0 years, respectively).	$3,612,208	$3,594,137
Acquired above market leases, net of accumulated amortization of $9,024 and $361,
respectively (with a weighted average life of 10.4 and 11.5 years, respectively).	90,598	99,261
	$3,702,806	$3,693,398

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amortization expense related to the acquired in-place lease assets for the years ended December 31, 2012 and 2011, was $228,000 and $9,000, respectively. Amortization expense related to the acquired above market lease assets for the years ended December 31, 2012 and 2011 was $9,000 and $1,000, respectively.
As of December 31, 2012, the estimated amortization expense relating to the intangible lease assets for each of the five succeeding fiscal years is as follows:

	Amortization
Year ending December 31,	Leases In-Place	Above Market Leases
2013	$243,376	$8,663
2014	$243,376	$8,663
2015	$243,376	$8,663
2016	$243,376	$8,663
2017	$234,779	$8,663
NOTE 6 — MARKETABLE SECURITIES
As of December 31, 2012, the Company owned marketable securities with an estimated fair value of $227,000. As of December 31, 2011, the Company did not own any marketable securities. The following is a summary of the Company’s available-for-sale securities as of December 31, 2012:

	Available-for-sale securities
	Amortized Cost Basis	Unrealized Gain	Fair Value
U.S. Treasury Bonds	$40,104	$159	$40,263
U.S. Agency Bonds	50,401	205	50,606
Corporate Bonds	135,922	602	136,524
Total available-for-sale securities	$226,427	$966	$227,393
The following table provides the activity for the marketable securities during the year ended December 31, 2012:

	Amortized Cost Basis	Unrealized Gain	Fair Value
Marketable securities as of January 1, 2012	$—	$—	$—
Face value of marketable securities acquired	235,000	—	235,000
Premiums and discounts on purchase of marketable securities, net of acquisition costs	8,444	—	8,444
Amortization on marketable securities	(713)	—	(713)
Sales of securities and realized gain	(16,304)	(141)	(16,445)
Increase in fair value of marketable securities	—	1,107	1,107
Marketable securities as of December 31, 2012	$226,427	$966	$227,393
During the year ended December 31, 2012, the Company sold two marketable securities for aggregate proceeds of $16,000 and a realized gain of $100, all of which was previously recorded in other comprehensive income. Additionally, during the year ended December 31, 2012, the Company recorded an unrealized gain of $1,000 related to these investments, which is included in accumulated other comprehensive income on the accompanying statement of stockholders’ equity for the year ended December 31, 2012, and the consolidated balance sheet as of December 31, 2012. The scheduled maturities of the Company’s marketable securities as of December 31, 2012 are as follows:

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Available-for-sale securities
	Amortized Cost	Estimated Fair Value
Due within one year	$5,001	$5,001
Due after one year through five years	184,410	185,385
Due after five years through ten years	37,016	37,007
Due after ten years	—	—
Total	$226,427	$227,393
Actual maturities of marketable securities can differ from contractual maturities because borrowers on debt securities may have the right to prepay their respective loan balances at any time. In addition, factors such as prepayments and interest rates may affect the yields on the such securities.
NOTE 7 — LINE OF CREDIT
As of December 31, 2012, the Company had $20.6 million of debt outstanding under its secured revolving credit facility, as amended (the “Credit Facility”). The Credit Facility provides up to $50.0 million of borrowings pursuant to a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. and other lending institutions that may become parties to the Credit Agreement. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the total debt outstanding was $31.1 million as of December 31, 2012.
The Credit Facility allows Cole OP to borrow up to $50.0 million in revolving loans (the “Revolving Loans”), with the maximum amount outstanding not to exceed the borrowing base (the “Borrowing Base”), calculated as (1) 70% of the aggregate value allocated to each qualified property comprising eligible collateral (collectively, the “Qualified Properties”) during the period from December 8, 2011 through the earlier of January 7, 2013 or the date selected by the Company by written notice (the “Tier One Period”) and (2) 65% of the value allocated to the Qualified Properties during the period from January 8, 2013 to the earlier of December 8, 2014 or the date selected by the Company by written notice (the “Tier Two Period”).
As of December 31, 2012, the Borrowing Base under the Credit Facility was approximately $21.4 million based on the value allocated to the Qualified Properties. Up to 15.0% of the total amount available may be used for issuing letters of credit and up to 10.0% of the Credit Facility, not to exceed $15.0 million, may be used for short term (ten day) advances. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $250.0 million. The Credit Facility matures on December 8, 2014.
The Revolving Loans bear interest at rates depending upon the type of loan specified by Cole OP. For a Eurodollar rate loan, as defined in the Credit Agreement, the interest rate will be equal to the one-month LIBOR (the “Eurodollar Rate”) for the interest period, plus the applicable rate (the “Eurodollar Applicable Rate”). The Eurodollar Applicable Rate is based upon the applicable period then in effect, and ranges from 2.55% during the Tier Two Period to 2.70% during the Tier One Period. For floating rate loans, the interest rate will be a per annum amount equal to the applicable rate (the “Floating Applicable Rate”) plus the greatest of (1) the Federal Funds Rate plus 0.5%; (2) JPMorgan Chase’s Prime Rate; or (3) LIBOR plus 1.0%. The Floating Applicable Rate is based upon the applicable period then in effect, and ranges from 1.55% during the Tier Two Period to 1.70% during the Tier One Period. As of December 31, 2012, amounts outstanding on the Credit Facility accrued interest at an annual rate of 2.97%.
The Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. The Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature. Based on the Company’s analysis and review of its results of operations and financial condition, as of December 31, 2012, the Company believes it was in compliance with the covenants of the Credit Facility.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Maturities
The following table summarizes the scheduled repayment of the Credit Facility assuming no changes to the borrowing base assets:

Year ending December 31,	Principal Repayments
2013	$731,450
2014	19,908,850
Thereafter	—
Total	$20,640,300
NOTE 8 — ACQUIRED BELOW MARKET LEASE INTANGIBLES
Acquired below market lease intangibles consisted of the following:

	As of December 31,
	2012	2011
Acquired below market leases, net of accumulated amortization of $51,089 and
$2,044, respectively (with a weighted average life of 19.5 and 20.6 years, respectively)	$902,350	$951,395
During the years ended December 31, 2012 and 2011, $49,000 and $2,000, respectively, were recorded as an increase to rental and other property income resulting from the amortization of the intangible lease liability.
As of December 31, 2012, the estimated amortization of the intangible lease liability for each of the five succeeding fiscal years is as follows:

Amortization of
Year ending December 31,	Below Market Leases
2013	$49,045
2014	$49,045
2015	$49,045
2016	$49,045
2017	$49,045
NOTE 9 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.
Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company carries environmental liability insurance on its properties that provides coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company is not aware of any environmental matters which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 10 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, fees and expenses payable to Cole Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets.
Offering
In connection with the Offering, Cole Capital Corporation (“Cole Capital”), the Company’s dealer manager, receives, and will continue to receive an asset-based dealer manager fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.55% of the Company’s NAV for such day. Cole Capital, in its sole discretion, may reallow a portion of its dealer manager fee equal to an amount up to 1/365th of 0.20% of the Company’s NAV to participating broker dealers. Cole Capital waived its right to receive its dealer manager fee for the six months ended June 30, 2012; accordingly, no amounts were recorded during such period.
All organization and offering expenses associated with the sale of the Company’s common stock (excluding the dealer manager fee) are paid for by Cole Advisors or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds. As of December 31, 2012, Cole Advisors or its affiliates had paid organization and offering costs in excess of the 0.75% in connection with the Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these costs may become payable.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by Cole Advisors and its affiliates related to the services described above during the years indicated:

	Year Ended December 31,
	2012	2011
Offering:
Dealer manager fees	$33,628	$3,687
Dealer manager fees reallowed by Cole Capital	$207	$—
Organization and offering expense reimbursement	$27,970	$75,000
No fees or expense reimbursements were incurred by the Company during the period from July 27, 2010 (Date of Inception) through December 31, 2010 for the services described above.
Acquisitions, Operations and Performance
The Company pays Cole Advisors an asset-based advisory fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.90% of the Company’s NAV for each day. Cole Advisors waived its right to receive advisory fees for the six months ended June 30, 2012; accordingly, no amounts were recorded during such period.
The Company will reimburse Cole Advisors for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Cole Advisors has waived its right to receive operating expense reimbursements for the year ended December 31, 2012; accordingly, the Company did not reimburse its advisor for any such expenses during the year ended December 31, 2012.
In addition, the Company will reimburse Cole Advisors for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to Cole Advisors or its affiliates for acquisition services provided to the Company. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price. During the year ended December 31, 2012, the Company did not reimburse Cole Advisors for any acquisition expenses.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As incentive compensation for services provided pursuant to the advisory agreement, the Company will pay Cole Advisors a performance fee calculated on the basis of the Company’s total return to stockholders, payable annually in arrears, such that for any year in which the Company’s total return on stockholders’ capital exceeds 6% per annum, Cole Advisors will be entitled to 25% of the excess total return, but such fee shall not exceed 10% of the aggregate total return for such year. Therefore, payment of the performance-based component of the advisory fee (1) is contingent upon the Company’s actual annual total return exceeding the 6% priority return, (2) will vary in amount based on the Company’s actual performance and total weighted average invested stockholder capital during each year and (3) cannot cause the Company’s total return as a percentage of stockholders’ invested capital for the year to be reduced below 6%.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by Cole Advisors and its affiliates related to the services described above during the years indicated:

	Year Ended December 31,
	2012	2011
Acquisitions, Operations and Performance:
Acquisition expense reimbursement	$—	$—
Advisory fee	$55,046	$6,033
Operating expense reimbursement	$—	$—
Performance fee	$143,465	$—
No fees or expense reimbursements were incurred by the Company during the period from July 27, 2010 (Date of Inception) through December 31, 2010 for the services described above.
Transactions and Agreements
On December 6, 2011, CHC deposited $10,000,000 for the purchase of shares of common stock in the Offering into escrow. As a result, the Company satisfied the conditions of its escrow agreement and on December 7, 2011, the Company broke escrow and accepted CHC’s subscription for shares of its common stock in the Offering.
On December 8, 2011, the Company acquired a 100% interest in the three commercial properties (the “Related Party Acquisitions”) from Series C, LLC (“Series C”), an affiliate of Cole Advisors, for an aggregate purchase price of $11.1 million, exclusive of closing costs. A majority of the Company’s board of directors (including all of the Company’s independent directors) not otherwise interested in the transactions approved the Related Party Acquisitions as being fair and reasonable to the Company, and determined that the aggregate cost to the Company was equal to the aggregate cost of the properties to Series C (including acquisition related expenses). In addition, the aggregate purchase price of the Related Party Acquisitions, exclusive of closing costs, was less than the aggregate then-current appraised values of the properties.
Due to Affiliates
As of December 31, 2012, $335,000 was due to Cole Advisors and its affiliates primarily related to performance fees, advisory and dealer manager fees, and organization and offering expenses and is included in due to affiliates on the consolidated balance sheet. As of December 31, 2011, $1.1 million was due to Cole Advisors and its affiliates, related to escrow deposits and acquisition expenses that were paid on the Company’s behalf in connection with the acquisition of the Company’s properties, organization and offering expenses, advisory and dealer manager fees and were included in due to affiliates on the consolidated balance sheet.
NOTE 11 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage Cole Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Cole Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 12 — STOCKHOLDERS’ EQUITY
As of December 31, 2012 and 2011, the Company was authorized to issue 490,000,000 shares of common stock and 10,000,000 shares of preferred stock. All shares of such stock have a par value of $.01 per share. On August 11, 2010, the Company sold 20,000 shares of common stock, at $10.00 per share, to CHC. On September 20, 2011, the Company’s board of directors authorized a reverse stock split providing for the combination of each three shares of the Company’s common stock issued and outstanding into two shares of the Company’s common stock, resulting in 13,334 shares of common stock outstanding as of September 21, 2011. The number of shares issued and outstanding, as well as the dollar amount of common stock and capital in excess of par value, as of December 31, 2010, have been retroactively adjusted to reflect this reverse stock split in the Company’s consolidated financial statements. The Company’s board of directors may increase the aggregate number of authorized shares of capital stock or the number of authorize shares of capital stock of any class or series without obtaining stockholder approval. During the year ended December 31, 2012, the Company had issued a total of 234,037 shares including 460 shares issued under the Company’s DRIP, for gross proceeds of $3.7 million. As of December 31, 2012, the Company had issued 914,037 shares of common stock for cumulative gross proceeds of $13.9 million.
NAV per Share Calculation
The Company’s per share purchase and redemption price varies from day-to-day. The Company has engaged an independent valuation expert which has expertise in appraising commercial real estate assets, including notes receivable secured by real estate, and related liabilities, to provide, on a rolling quarterly basis, valuations of each of the Company’s commercial real estate assets and related liabilities to be set forth in individual appraisal reports, and to adjust those valuations for events known to the independent valuation expert that it believes are likely to have a material impact on previously provided estimates of the value of the affected commercial real estate assets, notes receivable secured by real estate or related real estate liabilities. In addition, the calculation of NAV includes liquid assets, which are priced daily using third party pricing services, and cash and cash equivalents.
The Company has retained a third party fund accountant to calculate the daily NAV per share, which uses a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert, in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of the daily distributions, and (4) estimates of daily accruals, on a net basis, of the Company’s operating revenues, expenses, debt service costs and fees.
The result of this calculation is the NAV as of the end of any business day. The NAV per share is determined by dividing the NAV on such day by the number of shares of common stock outstanding as of the end of such business day, prior to giving effect to any share purchases or redemptions to be effected on such day. At regularly scheduled board of directors meetings, the Company’s board reviews the process by which the Company’s advisor estimated the daily accruals and the fund accountant calculated the NAV per share, and the operation and results of the process to determine NAV per share generally. The Company’s NAV is not calculated in accordance with GAAP and is not audited by the independent registered public accounting firm.
Distribution Reinvestment Plan
Pursuant to the DRIP, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock. The purchase price for shares under the DRIP is equal to the NAV per share on the date that the distribution is payable, after giving effect to the distribution. During the year ended December 31, 2012, 460 shares were purchased under the Company’s DRIP for $8,000. No shares were issued under the Company’s DRIP during the year ended December 31, 2011.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Share Redemption Program
The Company has adopted a share redemption plan whereby on a daily basis, stockholders may request that the Company redeem all or any portion of their shares, subject to certain limitations described below. Pursuant to the share redemption program, the Company will initially redeem shares at a redemption price per share on any business day equal to the Company’s NAV per share, without giving effect to any share purchases or redemptions to be effected on such day, less any applicable short-term trading fees. Subject to limited exceptions, stockholders who redeem their shares within the first 365 days from the date of purchase will be subject to a short-term trading fee of 2% of the aggregate NAV per share of the shares of common stock received.
In each calendar quarter, net redemptions will be limited to 5% of the Company’s total NAV as of the end of the immediately preceding quarter. If less than the full 5% limit available for a quarter is used, the unused percentage will be carried over to the next quarter (the “Carryover Percent”), but the maximum carryover percentage will never exceed 15% in the aggregate, and net redemptions in any quarter may never exceed 10% of the prior quarter’s NAV. On each business day, the Company will calculate the maximum amount available for redemptions as 5% plus the Carryover Percent times the prior quarter-end’s NAV, plus share sales for the quarter, minus share redemptions for the quarter (the “Quarterly Limit”). Redemption requests will be satisfied on a first-come-first-served basis up to the Quarterly Limit.
For the quarter following a quarter in which the Company reached its Quarterly Limit (a “Limit Quarter”), a 5% per quarter redemption limitation will apply on a stockholder by stockholder basis, such that each of the Company’s stockholders will be allowed to request a redemption, at any time during that quarter, for a total of up to 5% of the shares they held as of the last day of the Limit Quarter, plus shares, if any, that the stockholder purchases during the in-progress quarter (the “Flow-regulator”). This prospective methodology for allocating available funds daily during a quarter for which a Flow-regulator is in effect (a “Flow-regulated Quarter”) is designed to treat all stockholders equally during the quarter as a whole, regardless of the particular day during the quarter when they choose to submit their redemption requests, based on the number of shares held by each stockholder as of the prior quarter-end.
If, during a Flow-regulated Quarter, total redemptions for all stockholders in the aggregate are more than two and one-half percent of our total NAV as of the end of the immediately preceding quarter, then the Flow-regulator will continue to apply for the next succeeding quarter. If total redemptions for all stockholders in the aggregate during a Flow-regulated Quarter are equal to or less than two and one-half percent of our total NAV as of the end of the immediately preceding quarter, then the first-come, first-served Quarterly Limit discussed above will come back into effect for the next succeeding quarter, with the Quarterly Limit consisting of five percent plus any remaining amount of the Carryover Percent from the last quarter before the Flow-regulated Quarter (subject to the 10% quarterly limit).
In addition, the Company has adopted several restrictions with respect to the redemption of CHC’s shares. The Company will not allow CHC to redeem any shares until the Company has raised $100,000,000 in the Offering. Redemption requests made by CHC will only be accepted (1) on the last business day of a calendar quarter, (2) after all redemption requests from all other stockholders for such quarter have been accepted and (3) to the extent that CHC’s redemptions do not cause net redemptions to exceed 5% of the Company’s total NAV as of the end of the immediately preceding quarter. Redemption requests by CHC will otherwise be subject to the same limitations as other stockholder redemption requests as described above.
The Company may fund redemptions with proceeds from any available source, including, but not limited to, available cash, proceeds from sales of additional shares, excess cash flow from operations, sales of liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate-related assets. The Company may reserve borrowing capacity under its Credit Facility and elect to borrow against the Credit Facility in part to redeem shares presented for redemption during periods when the Company does not have sufficient proceeds from the sale of shares to fund all redemption requests. Additionally, the Company’s board of directors may modify or suspend its redemption plan at any time in its sole discretion if it believes that such action is in the best interest of the stockholders.
As of December 31, 2012, 234,037 shares were eligible for redemption; however, the Company had not received any redemption requests or redeemed any share of its common stock.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 13 — INCOME TAXES
The Company expects to qualify as a REIT for federal income tax purposes beginning with the taxable year ending December 31, 2012. For federal income tax purposes, distributions to stockholders of a REIT are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S stockholders’ basis in their shares. For the taxable year ended December 31, 2012, 2.5% (unaudited) of distributions to stockholders were characterized as ordinary dividends and the remaining 97.5% (unaudited) of were considered nontaxable distributions.
As of December 31, 2012, the tax basis carrying value of the Company’s land and depreciable real estate assets was $32.7 million. During the year ended December 31, 2012, the Company incurred state and local income and franchise taxes of $22,000.
For the taxable year ended December 31, 2011 , the Company was not taxed as a REIT and as such, none of the distribution declared was taxable to the stockholder. Rather, the Company elected to be taxed as a qualified subchapter S subsidiary of its sole stockholder under Section 1361(b)(3)(B) of the Internal Revenue Code of 1986, as amended, for the taxable year ended December 31, 2011. As such, the Company has no income tax provision recorded in its consolidated financial statements for the year ended December 31, 2011.
NOTE 14 — OPERATING LEASES
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2012, the leases have a weighted-average remaining term of 15.9 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of December 31, 2012, the future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years is as follows:

Year ending December 31,	Future Minimum Rental Income
2013	$2,678,354
2014	2,678,354
2015	2,678,354
2016	2,678,354
2017	2,664,153
Thereafter	29,270,804
Total	$42,648,373
NOTE 15 — QUARTERLY RESULTS (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011. In the opinion of management, the information for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	December 31, 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$660,193	$667,318	$660,079	$700,137
Operating income	249,205	200,629	168,626	116,718
Net income (loss)	46,885	(5,613)	(35,197)	(85,824)
Basic and diluted net income (loss) per common share	0.07	(0.01)	(0.05)	(0.11)
Distributions declared per common share	0.21	0.21	0.21	0.21

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$—	$155,274
Operating loss	—	—	—	(362,872)
Net loss	—	—	—	(416,896)
Basic and diluted net loss per common share (1)	—	—	—	(2.23)
Distributions declared per common share (2)	—	—	—	0.05

(1) Based on the weighted average number of shares outstanding for the quarter ended December 31, 2011.
(2) Distributions declared per common share calculated at a rate of $0.002260274 per share per day for the period from December 8, 2011 through December 31, 2011.
NOTE 16 — SUBSEQUENT EVENTS
Investment in Real Estate Assets
Subsequent to December 31, 2012, the Company acquired a 100% interest in three real estate properties for an aggregate purchase price of $4.1 million. The acquisitions were funded with proceeds from the Offering.
Update to Advisory Agreement
On February 8, 2013, the Company entered into an agreement with Cole Advisors (the “Advisory Agreement Amendment”) to amend the advisory agreement dated September 28, 2011. Among other things, the Advisory Agreement Amendment modifies the performance fee calculation methodology and provides that, in the event that the NAV per share of the Company’s common stock decreases below $15.00 (the “Base NAV”), the performance fee will not be calculated on any increase in NAV up to the Base NAV. In addition, the performance fee will not be paid with respect to any calendar year in which the NAV per share of the Company’s common stock, as of the last business day of such calendar year, is less than the Base NAV. These changes are effective as of January 1, 2013. Subject to these limitations, the performance fee will continue to be based on the Company’s annual total return to stockholders, such that for any calendar year in which the Company’s annual total return exceeds 6%, Cole Advisors will be entitled to 25% of the excess total return, but in no event will the performance fee exceed 10% of the annual total return for such calendar year.
Multiple Class Offering
On February 13, 2013, the Company filed a registration statement on Form S-11, Registration Statement No. 333-186656 (the “New Registration Statement”), to register the offer and sale of the existing class of the Company’s common stock, as well as two new classes of common stock. Contingent upon the effectiveness of the New Registration Statement, there will be certain changes that will impact existing and future shareholders. The Company will continue to sell shares under its existing registration statement before the effectiveness of the New Registration Statement.
Status of the Offering
As of March 26, 2013, the Company had received $26.0 million in gross offering proceeds through the issuance of approximately 1.7 million shares of its common stock in the Offering (including shares issued pursuant to the Company’s DRIP).
Line of Credit
Subsequent to December 31, 2012, the Company borrowed $1.1 million and repaid $5.8 million of the amounts outstanding under the Credit Facility. As of March 26, 2013, the Company had $16.0 million outstanding under the Credit Facility, with a weighted average interest rate of 2.8%, and $5.0 million available for borrowing.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CCPT III/CHC Merger Agreement
On March 5, 2013, Cole Credit Property Trust III, Inc. (“CCPT III”), CHC, CREInvestments, LLC, a Maryland limited liability company and a wholly owned subsidiary of CCPT III (“Merger Sub”) and Christopher H. Cole, entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of CHC with and into Merger Sub (the “Merger”) with the Merger Sub surviving and continuing as a wholly owned subsidiary of CCPT III.  CHC is wholly-owned by Mr. Cole, the chairman of the board, chief executive officer and president of the Company and is an affiliate of the Company’s sponsor, the parent company and indirect owner of the Company’s advisor and the indirect owner of the Company’s property manager and dealer manager. The consummation of the Merger is subject to various conditions. Upon consummation of the Merger, CCPT III intends to list its shares of common stock on the New York Stock Exchange.
Despite the indirect change of control that would occur for the Company’s advisor, property manager and dealer manager upon consummation of the Merger, the Company anticipates that such entities will continue to serve in their respective capacities to the Company without any Merger related changes in personnel.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

					Gross Amount
					at Which
		Initial Costs to Company		Total	Carried At	Accumulated
			Buildings &	Adjustment	December 31, 2012	Depreciation	Date	Date
Description (a)	Encumbrances	Land	Improvements	to Basis	(b) (c)	(d) (e)	Acquired	Constructed
Real Estate Held for Investment the Company has Invested in Under Operating Leases
Advance Auto:
Macomb Township, MI	(f)	$718,120	$1,145,823	$—	$1,863,943	$32,256	12/20/2011	2009
CVS:
Austin, TX	(f)	1,416,853	1,579,318	—	2,996,171	42,869	12/8/2011	1997
Erie, PA	(f)	1,007,152	1,157,106	—	2,164,258	30,936	12/9/2011	1999
Mansfield, OH	(f)	269,662	1,690,964	—	1,960,626	45,145	12/9/2011	1998
Dollar General:
Berwick, LA	(f)	141,433	1,448,425	—	1,589,858	6,299	11/30/2012	2012
The Parke:
San Antonio, TX	(f)	6,911,678	148,057	170,820	7,230,555	9,979	12/9/2011	2008
Tractor Supply:
Brunswick, GA	(f)	437,809	2,267,578	—	2,705,387	68,087	12/9/2011	2008
Lockhart, TX	(f)	464,318	2,046,158	—	2,510,476	59,380	12/8/2011	2008
Walgreens:
Albuquerque, NM	(f)	789,017	1,609,069	9,626	2,407,712	42,588	12/7/2011	1995
Reidsville, NC	(f)	609,545	3,800,719	—	4,410,264	102,148	12/8/2011	2008
TOTAL:	(f)	$12,765,587	$16,893,217	$180,446	$29,839,250	$439,687
(a) As of December 31, 2012, the Company owned nine single tenant, freestanding retail properties and one multi-tenant retail property.
(b) The aggregate cost for federal income tax purposes is approximately $33.2 million.
(c) The following is a reconciliation of total real estate carrying value for the years ended December 31, 2012 and December 31, 2011:

	Year Ended
	December 31, 2012	December 31, 2011
Balance, beginning of period	$28,068,946	$—
Additions
Acquisitions	1,589,858	28,068,946
Improvements	180,446	—
Total additions	1,770,304	28,068,946
Deductions
Cost of real estate sold	—	—
Total deductions	—	—
Balance, end of period	$29,839,250	$28,068,946

S-1

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(d) The following is a reconciliation of accumulated depreciation for the years ended December 31, 2012 and December 31, 2011:

	Year Ended
	December 31, 2012	December 31, 2011
Balance, beginning of period	$17,214	$—
Additions
Acquisitions - Depreciation Expense for Building & Tenant Improvements Acquired	419,439	17,214
Improvements - Depreciation Expense for Tenant Improvements & Building Equipment	3,034	—
Total additions	422,473	17,214
Deductions
Cost of real estate sold	—	—
Total deductions	—	—
Balance, end of period	$439,687	$17,214
(e) The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, tenant improvements are amortized over the respective lease term and buildings are depreciated over 40 years.
(f) Part of the Credit Facility’s Borrowing Base. As of December 31, 2012, the Company had $20.6 million outstanding under the Credit Facility.

S-2
INAV-SUP-15A